(LOGO OMITTED)    Koor Industries Ltd.


KOOR INDUSTRIES LTD. ANNOUNCES RESULTS OF 2003 ANNUAL GENERAL MEETING

TEL AVIV, Israel - September 12, 2004 - Koor Industries (NYSE: KOR) ("Koor" or the "Company"), a leading Israeli investment holding Company, announced the resolutions of the Company's 2003 Annual General Meeting, held at the Company's offices on September 12, 2004.

Resolutions
1. To reappoint Mr. Dan Propper to serve as a Director on the Board of Directors of the Company

2. To approve the granting of 50,000 options under the Koor Industries Ltd. 2003 Stock Option Plan to Mr. Dan Propper. The exercise price of the options granted to Mr. Propper shall equal the closing share price of the Ordinary Shares of the Company on the Tel Aviv Stock Exchange on the last trading day prior to the date of the Meeting. Mr. Propper informed the Company that he intends to contribute all of the net proceeds from the exercise of the options to the Chaim Sheba Medical Center at Tel Hashomer Hospital.

3. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

In addition, the Audited Financial Statements of the Company for the year ended December 31, 2003 were presented at the Meeting.

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd. Tel. +9723 9008 417p


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.